October 15, 2024

Mark Strobeck
Chief Executive Officer
Rockwell Medical, Inc.
30142 S. Wixom Road
Wixom, Michigan 48393

       Re: Rockwell Medical, Inc.
           Registration Statement on Form S-3
           Filed October 8, 2024
           File No. 333-282538
Dear Mark Strobeck:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Ryan A. Murr